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SECURITI ... MISSION
W

06003552

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH. D.C. SECTION 192

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Life Science Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sound Shore Drive
(No. and Street)

Greenwich (City) | Connecticut (State) | 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Fiore, President | (203) 422-6500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) | Miami (City) | Florida (State) | 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James Fiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Life Science Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

PRESIDENT

(Title)

2-24-06

(Notary Public)

OFFICIAL SEAL
ADRIENNE ROBERSON
NOTARY PUBLIC-CONNECTICUT
TOWN OF STAMFORD
My Commission Expires November 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Reconciliation to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	9
Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	11-12

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Life Science Group, Inc.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Life Science Group, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Science Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 7, 2006

LIFE SCIENCE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$	101,804
RECEIVABLE FROM BROKER (NOTE 5)		34,485
SECURITIES OWNED, AT MARKET (NOTE 5)		4,478
PROPERTY AND EQUIPMENT (NOTE 2)		5,240
OTHER ASSETS		17,213
	$	163,220

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	8,289
LEASE COMMITMENT (NOTE 3)		
STOCKHOLDERS' EQUITY		154,931
	$	163,220

See accompanying notes.

LIFE SCIENCE GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES		
Placement agent income	$	548,768
Commissions		87,788
Interest and dividends		5,827
Net change in unrealized losses on securities		1,559
Realized loss on securities	(	366)
Total revenues		643,576
EXPENSES		
Clearing charges		14,102
Depreciation (Note 2)		4,677
Education		3,690
Insurance		50,688
Licenses and registration		12,416
Other general and administrative		33,876
Professional and contractual services		23,176
Rent (Note 3)		73,869
Salaries and related costs		768,153
Telephone		9,729
Travel		51,071
Total expenses		1,045,447
NET LOSS	$(	401,871)

See accompanying notes.

LIFE SCIENCE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock $0.01 par value; 10,500 shares authorized, 10,000 issued and outstanding	Additional Paid-in Capital	Retained Earnings / (Deficit)	Total
Balances - December 31, 2004	$ 100	$ 501,900	$ 121,652	$ 623,652
Distributions	-	-	(66,850)	(66,850)
Net Loss	-	-	(401,871)	(401,871)
Balances - December 31, 2005	**$ 100**	**$ 501,900**	**$(347,069)**	**$ 154,931**

See accompanying notes.

LIFE SCIENCE GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(401,871)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,677
Changes in operating assets and liabilities:	
Receivable from broker	(3,499)
Securities owned, at market	8,507
Other assets	(6,113)
Accounts payable and accrued liabilities	(8,106)
Total adjustments	(4,534)
Net cash used in operating activities	(406,405)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(66,850)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(473,255)
CASH AND CASH EQUIVALENTS - BEGINNING	575,059
CASH AND CASH EQUIVALENTS - ENDING	$ 101,804
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Life Science Group, Inc., (the Company) is a broker-dealer that specializes in investment banking and advisory services and also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid debt instruments with a purchased maturity of three months or less.

Securities Transactions

Securities transactions and related commissions are reported on a trade date basis. Securities owned are valued at the last quoted sales price available at the time the Company's securities are valued.

Revenue Recognition

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions. For the year ended December 31, 2005, one customer accounted for 95% of the Company's placement agent income.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 5 years.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is reflected by the stockholders on their personal income tax returns.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	5,367
Office equipment		23,384
		28,751
Less accumulated depreciation	(	23,511)
	$	5,240

Depreciation expense for the year ended December 31, 2005, amounted to $4,677.

NOTE 3. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Connecticut expiring in 2006. The approximate minimum annual lease commitment on the lease for 2006 is $49,000.

Rent expense for the year ended December 31, 2005 amounted to $73,869.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $131,806 which exceeded requirements by $81,806, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.06 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in New York, New York. At December 31, 2005, the securities owned (consisting of United States exchange listed equities) and the amount receivable from broker are held by and due from this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

SUPPLEMENTARY INFORMATION

LIFE SCIENCE GROUP, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2005

CREDITS		
Stockholders' equity	$	154,931
DEBITS		
Property and equipment		5,240
Other assets		17,213
Total debits		22,453
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		132,478
HAIRCUTS ON SECURITY POSITIONS		672
NET CAPITAL		131,806
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $8,289		50,000
EXCESS NET CAPITAL	$	81,806
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.06 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	8,289
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	129,787
Net audit adjustments (principally due to a prepaid other asset)		8,132
Increase in non-allowable assets (due to a prepaid other asset)		(6,113)
Net capital per above	$	131,806

See Independent Auditors' Report.

LIFE SCIENCE GROUP, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Life Science Group, Inc.
Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplementary information of Life Science Group, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin, Co.

Miami, Florida
February 7, 2006